

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

Via E-mail
Megan Parisi
The Stilwell Group
111 Broadway, 12th Floor
New York, NY 10006

> **Re: HopFed Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 18, 2013 By Stilwell Value Partners I, L.P., Stilwell Value
>   Partners VI, L.P., Stilwell Activist Fund, L.P., Stilwell Associates, L.P.,
>   Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P.,
>   Stilwell Value LLC, Stilwell Advisers LLC, Joseph Stilwell, Robert Bolton,
>   and John P. O'Grady**
> **File No. 000-23667**

Dear Ms. Parisi:

    We have reviewed your filing and have the following comments. In some of our
comments, we may ask you to provide us with information so we may better understand your
disclosure.

    Please respond to this letter by amending your filing, by providing the requested
information, or by advising us when you will provide the requested response. If you do not
believe our comments apply to your facts and circumstances or do not believe an amendment is
appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in
response to these comments, we may have additional comments.

Preliminary Proxy Statement

1.   To the extent relevant to an understanding of the current solicitation by the Stilwell
      Group and/or the nominee's plans if elected, further supplement your disclosure to
      succinctly describe the material items discussed in any meetings between the Company
      and the Stilwell Group. Also update the filing to discuss any material contacts the
      Stilwell Group has had with the Company since the filing of the preliminary proxy
      statement.

2.   We note that the list of directors included at the top of your letter to shareholders may
      suggest that the solicitation is being made by the named company directors. Please revise
      to ensure there is no such suggestion.

3.   The letter to shareholders indicates your belief that "Management and the current Board have done a poor job of allocating capital." Please supplement the disclosure to explain what is meant by the phrase "poor job of allocating capital."

4.   Please revise the letter to shareholders to provide support for the implication that the Company could have repurchased its "shares at a substantial discount to book value" and specify what is meant by the phrase "substantial discount." Please also revise your disclosure to support your claim as to the "premium to book value" at which the Company purchased Sumner Bank & Trust.

Proposal Number 1: Election of Directors, page 3

5.   We note that Robert Bolton has been granted stock options that become exercisable upon the occurrence of certain events, including the sale, transfer, conveyance or other disposition of all or substantially all of the assets of the Company. Please revise the "Proposal Number 1: Election of Directors" section to discuss the types of conflicts of interest that may exist between Mr. Bolton and the Company's shareholders as a result of such arrangement.

6.   Revise to specifically describe the position/title currently held by Robert Bolton at Iron Bay Capital and discuss his primary responsibilities at this organization. See Item 401 of Regulation S-K.

7.   Please disclose the effect of a withhold vote on this proposal with respect to your nominee and the Company's nominees. Please also revise your disclosure in the second paragraph under "Voting and Proxy Procedures" to more accurately describe the effect of a broker non-vote on this proposal, or advise us as to how you concluded that broker non-votes would have no effect on the outcome of this proposal, given the plurality voting standard.

Proposal Number 3: Advisory Vote on Executive Compensation, page 5

8.   Revise this section to provide your reasons for recommending that shareholders vote against the proposal to approve executive compensation. Please also apply this comment to proposal no. 4.

Other Matters, page 6

9.   The Stilwell Group refers shareholders to information that it is required to provide that will be contained in the Company's proxy statement. We presume that the Stilwell Group is relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate. Alternatively, if the Stilwell Group

determines to disseminate its proxy statement prior to the distribution of the Company's proxy statement, it must undertake to provide the omitted information to security holders. Please advise us as to the Stilwell Group's intent in this regard.

Solicitation; Expenses, page 6

10.   Disclosure indicates that the filing persons may solicit proxies by mail, e-mail; advertisement, telephone, facsimile, and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Voting and Proxy Procedures, page 8

11.   Your disclosure states that proxies relating to "street name" shares may be voted for ratification of the appointment of the Company's registered public accounting firm even if the stockholder does not give instructions on how to vote. This appears inconsistent with applicable NYSE rules. Please advise.

Additional Information, page 10

12.   Please delete the disclaimer in the last sentence of the second paragraph on page 10. It is inappropriate to disclaim responsibility for your own disclosure.

Proxy Card

13.   Please revise to clearly mark the proxy card as preliminary. See Exchange Act Rule 14a-6(e)(1).

14.   The description of proposal no. 3 on your proxy card does not make clear what security holders are being asked to vote on. Please revise. Refer to Question 169.07 of our Compliance and Disclosure Interpretations regarding Exchange Act Rules, available on www.sec.gov.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each participant acknowledging that:

    • the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin, Attorney-Advisor, at (202) 551-3552 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503 with any questions. If you require further assistance, you may contact me at (202) 551-3419.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services

cc: Via E-mail
        Spencer L. Schneider, Esq.